Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331

THE FOLLOWING IS A COPY OF A LETTER DELIVERED BY AMERICAN SKIING COMPANY TO ITS EMPLOYEES ON DECEMBER 11, 2000. THE FOLLOWING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

To [RESORT NAME] staff:

I am very pleased to share the news of the next step in the evolution of our company.

Today, American Skiing Company, the largest operator of ski resorts in the U.S., announced a plan to merge with MeriStar Hotels and Resorts, and form a new company named Doral International.

Doral International combines the best of two complementary companies, and will create unique offering in the leisure travel market. Its assets will include 9 premium ski resorts, 31 resort hotels, 194 hotels and inns, 16 golf courses and 5 conference facilities. The company will also control prime mountain and beach real estate available for development of over 14,000 units.

We are very excited to merge with an outstanding organization such as MeriStar. MeriStar is the nation's largest independent, non-branded hotel leasing and management company, leasing and/or managing 225 hotels with more than 48,000 rooms in the U.S, Canada and the Caribbean. The company operates hotels under brands including Hilton, Sheraton, Radisson and Westin. It also operates beach resorts, ten major golf destinations, conference centers and extended-stay executive housing.

Since the origination of American Skiing Company, we have all dedicated our time and efforts to building what has become the largest winter resort company in the nation. Although the weather has not been kind to the ski industry for the last two seasons, we continued to grow our company. In just the past twelve months, we completed significant real-estate projects in the east and the west. We recently celebrated the grand opening of the finest hotel in Colorado ski country, the Steamboat Grand Hotel in Steamboat Springs. We added new features and services at our resorts, including the Sundial Lodge the Grand Summit Resort Hotel and an entirely a new mountain area at The Canyons. We've built a stunning new gondola at Heavenly, and a major new snowmaking investment at Killington is up and running. Despite the weather of the past two seasons, our market shares grew or stayed neutral across the country.

I've always believed that a growing company is one in which energy and enthusiasm are contagious. This merger creates the energy that will enhance our work environment, provide shareholder value, improve guest experience and provide growth opportunities for our staff and our surrounding communities. That's why we're making this move

This is a very positive development for [RESORT NAME], American Skiing Company, our staff, our communities and our customers. I would like to share just a few of the many benefits of the merger with you.

1) The deal combines the incredible growth potential of American Skiing Company's assets with the stable, year-round revenues of MeriStar. It also "delevers" the company, which means the new company's debt position will be improved. This will give us easier access to capital for improvements and expansions, and make the new company's stock attractive to investors.
2) This is a major step in helping us reach our long-term goal of creating a year-round business, instead of being a seasonal one. The merger will create a company poised to become a leader in the resort destination business - not just skiing, not just summer, but a year-round destination company.
3) The deal creates additional financial strength, which means that the company will be able to get back on track with its growth plans. This, in turn, will produce a more stable employee environment and create new opportunities for your professional growth.
4) The merger combines two complementary businesses. The two companies are related, but different. There's very little redundancy in our work force or areas of expertise, so we will be able to capitalize from the strengths and human resources from each company. There will be no changes to the organizational structure of [RESORT NAME] as a result of the merger.
5) We have an opportunity to improve both companies' systems and procedures by using a "best practices" approach, based on the excellent work that both of our growing companies have achieved over the last several years.
6) Finally, the new company will be much more than the sum of its parts. We will have the opportunity to access more than 20 million guest visits each year. We will be the first company of its kind in the leisure business. We can expand our development expertise into new markets, and that will add to our appeal in existing markets. Most importantly, we can create an unmatched guest experience. We plan to make Doral International the leader in the four-season resort destination business.

The creation of Doral International is a true merger, in which two companies join to create a much stronger one. The company will be comprised of four major leisure and hospitality business units. The first, the Doral Leisure division, will specialize in year-round resorts, and includes 23 upscale destination resorts, four conference centers and 15 golf courses. Products and services will include our skiing and snowboarding facilities, resort hotels, executive conference centers, golf courses, spas, restaurants and retail outlets. Doral Leisure also will operate the company's well-recognized schools for golf and skiing, featuring the company's proprietary instructional methods. BJ Fair, chief operating officer of American Skiing Company and president of resort operations, will lead the Doral Leisure division.

The company's second business segment, hotel management, will focus on managing upscale, full-service, hotels under a wide variety of franchise flags, including Westin, Radisson and Hilton. Doral International will be the nation's largest independent operator of hotels, with a management portfolio of more than 200 properties in the United States, Canada and the Caribbean. David McCaslin, who has more than 20 years of industry experience and who is currently president of MeriStar Hotels & Resorts, will lead the hotel management division.

Doral International's third business segment, which also will report to David McCaslin, will be international corporate housing under the BridgeStreet Accommodations brand, with more than 3,700 units in the United States and Europe. Currently the world's third largest provider of corporate housing, BridgeStreet Accommodations serves a broad cross-section of major international corporations with facilities in the United States and Europe. Real estate, Doral's fourth business unit, will focus on development of upscale vacation villages and resort real estate. The division plans to introduce and market to owners the Doral Owners Club, an upscale, full-service travel and lifestyle organization that will offer purchasers of the company's real estate a variety of amenities. Hernan Martinez, chief operating officer of American Skiing Company Resort Properties, will be responsible for Doral International's Real Estate division.

Following the merger, I will serve a chairman of the board; Paul W. Whetsell, currently MeriStar's chairman and chief executive officer, will be CEO. Paul and I have great expectations for Doral International. John Emery, currently
MeriStar's   chief   financial   officer,   will  assume  CFO  duties  of  Doral
International.

We will immediately establish transition teams within each department to help us identify the best practices for ongoing operations. Our goal is to develop a company culture that reflects Doral International's commitment to quality and its respect for our customers, our staff and our shareholders. We have a unique opportunity to build on the best of both organizations and create a truly special company.

We expect to complete the merger in the late winter or early spring. Your supervisor will be kept informed of this exciting new opportunity, and I encourage you to speak with him or her if you have any questions. Due to federal securities laws, the company will have a limited ability to discuss additional details until after the merger is completed. We'll do our very best to keep you informed during this period, within the limits prescribed by the law.

Once we complete the merger, you'll be part of a larger, stronger, deeper company with much more to offer its staff and its customers. I hope you share my excitement, and wish you the very best for a fun, safe and exciting ski season.

Sincerely,

/s/ Leslie B. Otten

Leslie B. Otten, Chairman
American Skiing Company

                                     * * *

         American Skiing Company plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents.
American Skiing and MeriStar plan to mail the joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and joint proxy statement and prospectus will contain important information about American Skiing, Meristar, the merger and related matters. Investors and stockholders should read the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by both American Skiing and Meristar as an exhibit to each's respective Form 8-K dated December 11, 2000. The Form S-4, the joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of "participants in the solicitation" of American Skiing's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.
         These materials contain forward-looking statements about MeriStar Hotels & Resorts, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in these materials are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of the companies to complete the merger, the ability of the company to successfully implement its acquisition strategy and operating strategy; the merged company's ability to manage rapid expansion; significant leverage; changes in economic cycles; competition from other hospitality companies; and changes in the laws and government regulations applicable to the companies.
         The historical and forward-looking statements about American Skiing Company contained in these materials are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future results and events. Similarly, statements that describe the company's objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed above, other factors that could cause actual results, performances or achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital expenditures to generate incremental revenue; adverse weather conditions regionally and nationally; seasonal business activity; changes to federal, state and local land use regulations; changes to federal, state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing Company's documents filed by the Company with the Securities Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.